					Exhibit 99(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,

	2000	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest	$44,877	$50,991	$45,464	$47,464	$44,637	$43,254
Interest applicable to rentals	1,596	1,849	1,916	1,880	1,162	869

Total fixed charges, as defined	46,473	52,840	$47,380	$49,344	$45,799	$44,123

Preferred dividends, as defined (a)	5,347	4,674	4,490	5,099	5,067	5,167

Combined fixed charges and preferred dividends, as defined	$51,820	$57,514	$51,870	$54,443	$50,866	$49,290

Earnings as defined:

Net Income	$38,973	$39,620	$52,408	$67,058	$73,497	$74,446
Add:
Provision for income taxes:
Total income taxes	22,868	20,464	17,846	34,431	37,040	36,941
Fixed charges as above	46,473	52,840	47,380	49,344	45,799	44,123

Total earnings, as defined	$108,314	$112,924	$117,634	$150,833	$156,336	$155,510

Ratio of earnings to fixed charges, as defined	2.33	2.14	2.48	3.06	3.41	3.52

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.09	1.96	2.27	2.77	3.07	3.16

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.